Exhibit e.4

BAIRD FUNDS, INC.

AMENDMENT TO THE DISTRIBUTION AGREEMENT

THIS AMENDMENT dated as of December 31, 2002 to the Distribution Agreement dated as of September 26, 2000, by and between Baird Funds, Inc, a Wisconsin corporation and Robert W. Baird & Co. Incorporated, a Wisconsin corporation shall be as follows:

Effective May 1, 2003, the name Baird Horizon Growth Fund has been changed to Baird LargeCap Fund.  Accordingly, all references to Baird Horizon Growth Fund in this Agreement should be replaced with Baird LargeCap Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

BAIRD FUNDS, INC.

ROBERT W. BAIRD & CO.

INCORPORATED

By: /s/ Brett R. Meili

By:/s/ Glen F. Hackman